**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, DC 20549
**FORM 8–K**

**CURRENT REPORT**

**PURSUANT TO SECTION 13 OR 15 (d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**


**Date of Report (Date of Earliest Event Reported): December 14, 2007**

**FELCOR LODGING LIMITED PARTNERSHIP**
(Exact Name of Registrant as Specified in Charter)


| **Delaware** | **333-3959-01** | **75-2544994** |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |


**545 E. John Carpenter Fwy., Suite 1300**
**Irving, Texas** **75062**
(Address of Principal Executive Offices) (Zip Code)


Registrant's telephone number, including area code: **(972) 444-4900**

N/A
(Former Name or Former Address, if Changed Since Last Report)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 14d-2(b))

[] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01**     **Entry into a Material Definitive Agreement.**

On December 14, 2007, in connection with the acquisitions described in Item 2.01 below, certain subsidiaries of FelCor Lodging Limited Partnership (the "Company"), the operating partnership of FelCor Lodging Trust Incorporated ("FelCor"), entered into assumption agreements and related loan documents by which they assumed approximately $177 million in existing debt.  See Item 2.03 below.

**Item 2.01**     **Completion of Acquisition or Disposition of Assets.**

On December 14, 2007, FelCor and the Company completed the acquisition of the Renaissance Esmeralda Resort & Spa (the Esmeralda) in Indian Wells, California and the Renaissance Vinoy Resort & Golf Club (the Vinoy) in St. Petersburg, Florida (the "Properties") for the aggregate purchase price of $225 million.  The Properties were acquired by FelCor Esmeralda (SPE), L.L.C. and FelCor St. Pete (SPE), L.L.C. (the "Buyers"), wholly-owned subsidiaries of the Company, from affiliates of Walton Street Capital and certain other parties (the "Sellers").  The Sellers and their affiliates have no material relationship with FelCor, us or our subsidiaries, other than through the purchase contracts.  Other indirect wholly-owned subsidiaries of the Company, FelCor Esmeralda Leasing (SPE), L.L.C. and FelCor St. Pete Leasing (SPE), L.L.C. (the "Operating Lessees"), will operate the Properties pursuant to operating leases entered into simultaneously with the closing of the acquisition.  In connection with the acquisitions, these Operating Lessees have assumed the existing management agreements with subsidiaries of Marriott International, Inc. for continued management of the Properties.

The 361-room Renaissance Vinoy features an 18-hole golf course and club house, a 74-slip marina, tennis facility, over 50,000 square feet of indoor and outdoor meeting space, restaurants, day spa, historical museum and the private Vinoy Club.  The 560-room Renaissance Esmeralda is situated on 70 acres and has over 90,000 square feet of indoor and outdoor meeting space.  Other amenities include a 12,000 square foot spa, restaurants and a tennis facility. The resort is part of the 36-hole Indian Wells Golf Resort.

The acquisitions were funded primarily by the assumption of approximately $177 million in loans.  See Item 2.03 below, which is incorporated herein by reference.  The remaining acquisition funds of approximately $48 million were contributed to the capital of the Buyers by the Company, their sole member, primarily from the Company's available cash.

**Item 2.03**     **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant**

On December 14, 2007, in connection with the acquisitions described in Item 2.01 above, Buyers and Operating Lessees (the "Borrowers") entered into assumption agreements, amended and restated loan agreements and other loan documents whereby the Borrowers assumed the indebtedness under Seller's existing loans for the Properties with Greenwich Capital Financial Products, Inc. (the "Lender"). The outstanding principal balance assumed under these loans was $87.975 million, with respect to the Renaissance Esmeralda, and $89.25 million, with respect to the Renaissance Vinoy.  The loans each have an initial maturity date of May 1, 2009 with three one-year extension options and each bears interest at a floating rate of one-month LIBOR plus 155 basis points. A LIBOR Rate Cap Agreement is in place during the initial term of each of the loans that caps the LIBOR rate at 6.25%.  Each loan is secured by the applicable Property and is non-recourse against the applicable Borrowers.  Prior to the maturity date, Borrowers are required to make monthly interest-only payments to Lender, with the outstanding principal balance of each loan being due on the maturity date.

**Item 8.01**     **Other Events.**

On December 20, 2007, FelCor issued a press release announcing the acquisition described in Item 2.01 above and the loan assumptions described in Item 2.03 above. A copy of the press release was filed with FelCor's Form 8-K filed on December 20, 2007 and is incorporated herein by reference.

**Item 9.01          Financial Statements and Exhibits.**

(a)          Financial Statements of Business Acquired.

The Esmeralda and the Vinoy were acquired from WSRH Indian Wells Mezz, LLC (Indian Wells) and WSRH VSP Mezz, LP and WSRH Club VSP, LLC (VSP), respectively.  Indian Wells and VSP were formed by the seller, affiliates of Walton Street Capital and certain other parties, to own and operate the Esmeralda and Vinoy, respectively.  Indian Wells and VSP are unrelated to the Company and FelCor and were established for the sole purpose of the ownership and operation of the acquired hotels.

The audited consolidated balance sheet of Indian Wells as of December 31, 2006 and the related consolidated statements of income, cash flows and members' equity for the year ended December 31, 2006 were filed with FelCor's Form 8-K/A filed on February 11, 2008, and are incorporated herein by reference.  The audited combined consolidated balance sheet of VSP as of December 31, 2006 and the related combined consolidated statements of income, cash flows and partners' capital for the year ended December 31, 2006 were filed with FelCor's Form 8-K/A filed on February 11, 2008, and are incorporated herein by reference.

The unaudited consolidated balance sheet of  Indian Wells as of September 30, 2007 and the related unaudited consolidated statements of income and cash flows for the nine months ended September 30, 2007 and 2006 were filed with FelCor's Form 8-K/A filed on February 11, 2008, and are incorporated herein by reference.  The unaudited combined consolidated balance sheet of  VSP as of September 30, 2007 and the related unaudited consolidated statements of income and cash flows for the nine months ended September 30, 2007 and 2006 were filed with FelCor's Form 8-K/A filed on February 11, 2008, and are incorporated herein by reference.

(b)          Pro forma financial information.

The unaudited pro forma combined balance sheet of the Company as of September 30, 2007 and the unaudited pro forma combined statements of operations of the Company for the nine months ended September 30, 2007 and the year ended December 31, 2006 are attached hereto as Exhibit 99.5 and incorporated herein by reference.

(c)          Not applicable.

(d)          Exhibits.

| Exhibit No. | Description of Exhibit |
|---|---|
| 99.1* | Press Release, dated December 20, 2007, announcing the acquisition of the Renaissance Esmeralda Resort & Spa and the Renaissance Vinoy Resort & Golf Club, and the assumption of the existing indebtedness in connection therewith. |
| 99.2** | WSRH Indian Wells Mezz, LLC – Audited Consolidated Financial Statements. |
| 99.3** | WSRH VSP Mezz, LP and WSRH Club VSP, LLC – Audited Combined Consolidated Financial Statements. |
| 99.4** | WSRH Indian Wells Mezz, LLC – Unaudited Consolidated Financial. |
| 99.5** | WSRH VSP Mezz, LP and WSRH Club VSP, LLC – Unaudited Combined Consolidated Financial Statements. |
| 99.6 | FelCor Lodging Limited Partnership  – Unaudited Pro Forma Consolidated Financial Statements. |

*Filed as an exhibit to FelCor's Form 8-K filed on December 20, 2007, and incorporated herein by reference.

**Filed as an exhibit to FelCor's Form 8-K/A filed on February 11, 2008, and incorporated herein by reference.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING LIMITED PARTNERSHIP
(Registrant)

By:    FelCor Lodging Trust Incorporated,
       its general partner

Date: February 11, 2008          By:    /s/ Jonathan H. Yellen

                     Name:    Jonathan H. Yellen
                     Title:    Executive Vice President,
                                  General Counsel and Secretary

## INDEX TO EXHIBITS

| Exhibit Number | Description of Exhibit |
|---|---|
| 99.1* | Press Release, dated December 20, 2007, announcing the acquisition of the Renaissance Esmeralda Resort & Spa and the Renaissance Vinoy Resort & Golf Club, and the assumption of existing indebtedness in connection therewith. |
| 99.2** | WSRH Indian Wells Mezz, LLC – Audited Consolidated Financial Statements. |
| 99.3** | WSRH VSP Mezz, LP and WSRH Club VSP, LLC – Audited Combined Consolidated Financial Statements. |
| 99.4** | WSRH Indian Wells Mezz, LLC – Unaudited Consolidated Financial. |
| 99.5** | WSRH VSP Mezz, LP and WSRH Club VSP, LLC – Unaudited Combined Consolidated Financial Statements. |
| 99.6 | FelCor Lodging Limited Partnership – Unaudited Pro Forma Consolidated Financial Statements. |

*Filed as an exhibit to FelCor's Form 8-K filed on December 20, 2007, and incorporated herein by reference.

**Filed as an exhibit to FelCor's Form 8-K/A filed on February 11, 2008, and incorporated herein by reference.

**Exhibit 99.6**

**FelCor Lodging Limited Partnership**
**Unaudited Pro Forma Financial Statements**

On December 14, 2007, FelCor Lodging Limited Partnership (FelCor LP) completed the acquisition of the Renaissance Esmeralda Resort and Spa (the Esmeralda) in Indian Wells, California and the Renaissance Vinoy Resort and Golf Club (the Vinoy) in St. Petersburg, Florida (collectively the Acquired Hotels).  The Esmeralda was acquired from WSRH Indian Wells Mezz, LLC (WSRH Indian Wells) and the Vinoy was acquired from WSRH VSP Mezz, LP and WSRH Club VSP, LLC (collectively, WSRH VSP).

The following unaudited pro forma financial statements have been prepared based upon the audited consolidated financial statements of FelCor LP, the audited consolidated financial statements of WSRH Indian Wells, and the audited combined consolidated financial statements of  WSRH VSP for the year ended December 31, 2006; the unaudited consolidated financial statements of FelCor LP, the unaudited consolidated financial statements of WSRH Indian Wells, the unaudited combined consolidated financial statements of WSRH VSP for the nine months ended September 30, 2007; and based upon certain assumptions, as set forth in the notes to the unaudited pro forma financial statements, that we believe are reasonable under the circumstances.

The unaudited pro forma consolidated statements of operations of FelCor LP for the nine months ended September 30, 2007 and year ended December 31, 2006 reflect the acquisitions of the Esmeralda and the Vinoy as if they had been completed on January 1, 2006.

The unaudited pro forma consolidated balance sheet of FelCor LP as of September 30, 2007 reflects the acquisitions of the Esmeralda and the Vinoy as if they had been completed on September 30, 2007.

In accordance with the Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), we accounted for the acquisition of the Esmeralda and the Vinoy as a business combination. We allocate the acquisition cost among the assets acquired and liabilities assumed based on their respective values determined in accordance with SFAS 141.

The total acquisition costs for the Esmeralda and the Vinoy consist of the following (in millions):

| | | |
|---|---:|---:|
| Assumption of $177 million of mortgage debt | $ | 177 |
| Cash (1) | | 48 |
| Total consideration to previous owners of the Vinoy and Esmeralda | | 225 |
| Costs and expenses (1) | | 4 |
| Total transaction costs | $ | 229 |

    (1)  These amounts were funded from available cash.  Costs and expenses include approximately $2 million of working capital related to the Acquired Hotels.

For purposes of the preparation of the unaudited pro forma financial statements, we have presented the assets and liabilities at their book value except as follows:

- Investment in hotels and other assets (related to memberships acquired at the Vinoy and a below market ground lease assumed at the Vinoy) are recorded at fair value allocated in accordance with SFAS 141 based on the purchase price noted above; and

- Mortgage debt assumed is recorded at fair value based on the expected future debt service payments discounted at risk adjusted market interest rates as of September 30, 2007.

The pro forma adjustments as presented are based on estimates and certain information that are currently available and may change as additional information becomes available, as estimates are refined or as additional events occur. Management does not anticipate that there will be material changes in the total purchase price allocation as presented in these unaudited pro forma financial statements.

The unaudited pro forma financial statements are for illustrative purposes only and do not purport to be indicative of the financial position or results of operations that would actually have been achieved had the transactions occurred on the dates indicated or which may be achieved in the future. In the opinion of management, all material adjustments necessary to reflect the effects of the transactions that can be factually supported within the SEC regulations covering the preparation of unaudited pro forma financial statements have been made.

The unaudited pro forma financial statements should be read in conjunction with the separate historical consolidated financial statements and accompanying notes included in our previous reports filed with the Commission and the consolidated financial statements and accompanying notes of WSRH Indian Wells and the combined consolidated financial statements and accompanying notes of WSRH VSP which are included as Exhibits 99.1, 99.2, 99.3 and 99.4 to FelCor's Current Report on Form 8-K/A filed on February 11, 2008 and incorporated herein by reference.

## FelCor Lodging Limited Partnership
Unaudited Pro Forma Balance Sheet
September 30, 2007
(in thousands)

| | Historical | | Pro Forma Adjustments[B] | FelCor LP Pro Forma Balance Sheet[H] |
|---|---|---|---|---|
| | FelCor LP | Acquired Hotels[A] | | |
| **Assets** | | | | |
| Investment in hotels | $ 2,163,812 | $ 138,494 | $ 82,159 [C] | $ 2,384,465 |
| Investment in unconsolidated entities | 123,924 | - | - | 123,924 |
| Hotels held for sale | - | - | - | - |
| Cash and cash equivalents | 155,583 | 9,464 | (59,444)[D] | 105,603 |
| Restricted cash | 13,736 | 4,785 | - | 18,521 |
| Accounts receivable, net of allowance for doubtful accounts | 46,953 | 4,317 | - | 51,270 |
| Deferred expenses | 8,689 | 1,533 | (1,533)[E] | 8,689 |
| Condominium development project | 2,245 | - | - | 2,245 |
| Other assets | 31,207 | 2,624 | 3,576 [F] | 37,407 |
| Total assets | 2,546,149 | 161,217 | 24,758 | 2,732,124 |
| | | | | |
| **Liabilities and Partners' Capital** | | | | |
| Debt | 1,294,550 | 177,225 | (1,258)[E] | 1,470,517 |
| Distribution payable | 27,277 | - | - | 27,277 |
| Accrued expenses and other liabilities | 146,186 | 10,957 | (949)[F] | 156,194 |
| Total liabilities | 1,468,013 | 188,182 | (2,207) | 1,653,988 |
| | | | | |
| Commitments and contingencies | | | | |
| Redeemable units at redemption value | 26,985 | - | - | 26,985 |
| Minority interest in other partnerships | 25,124 | - | - | 25,124 |
| | | | | |
| Partners' capital: | | | | |
| Series A Cumulative Convertible Preferred Units | 309,362 | - | - | 309,362 |
| Series C Cumulative Redeemable Preferred Units | 169,412 | - | - | 169,412 |
| Common units | 519,356 | (26,965) | 26,965 [G] | 519,356 |
| Accumulated other comprehensive income | 27,897 | - | - | 27,897 |
| Total partners' capital | 1,026,027 | (26,965) | 26,965 | 1,026,027 |
| Total liabilities and partners' capital | $ 2,546,149 | $ 161,217 | 24,758 | $ 2,732,124 |

See accompanying notes to consolidated financial statements.

3

**FelCor Lodging Limited Partnership**
**Notes for Unaudited Pro Forma Balance Sheet**


A. Represents the combined historical balance sheet for WSRH Indian Wells and WSRH VSP. The presentation of this historical financial information for WSRH Indian Wells and WSRH VSP has been reclassified to conform with the presentation of our financial statements with no effect to total assets, liabilities or owners' equity.

B. Represents pro forma adjustments that are necessary to reflect the purchase and adjustment in our cost basis of the Acquired Hotels.

C. Increase historical investment in hotels by $82.0 million to reflect the fair value of the fixed assets acquired.

D. Decrease cash by: (a) $53.0 million to fund the remaining portion of the purchase price, estimated transaction costs, and working capital and (b) $6.4 million for cash not acquired in the transaction.

E. Decrease the historical note payable balance by $1.3 million to reflect the fair value of the notes assumed and remove $1.5 million related historical deferred financing costs.

F. Changes in other assets and accrued expenses and other liabilities related to:
   • Increase other assets by $2.7 million for the fair value of the Vinoy club memberships acquired and $0.9 million for the below market ground lease assumed at the Vinoy;
   • Decrease accrued expenses and other liabilities for $0.9 million of deferred revenue not assumed in the transaction.

G. Eliminate the Acquired Hotels historical deficit.

H. Represents our pro forma balance sheet as adjusted to reflect the acquisition of the Esmeralda and the Vinoy.

**FelCor Lodging Limited Partnership**
Unaudited Pro Forma Statement of Operations
Nine Months Ended September 30, 2007
(in thousands, except per unit amounts)

| | Historical | | Pro Forma Adjustments[B] | | FelCor LP Pro Forma Statement of Operations[H] |
|---|---|---|---|---|---|
| | FelCor LP | Acquired Hotels[A] | | | |
| Revenues: | | | | | |
| Hotel operating revenue | $ 770,766 | $ 66,122 | $ - | | $ 836,888 |
| Other revenue | 921 | 8,981 | - | | 9,902 |
| Total revenues | 771,687 | 75,103 | - | | 846,790 |
| Expenses: | | | | | |
| Hotel departmental expenses | 246,134 | 37,425 | - | | 283,559 |
| Other property related costs | 207,260 | 19,775 | - | | 227,035 |
| Management and franchise fees | 40,718 | 2,396 | (150) | (C) | 42,964 |
| Taxes, insurance and lease expense | 92,387 | 4,188 | 9 | (D) | 96,584 |
| Abandoned projects | 22 | - | - | | 22 |
| Corporate expenses | 15,732 | - | - | | 15,732 |
| Amortization of membership dues | - | - | 660 | (E) | 660 |
| Depreciation | 80,729 | 6,707 | (654) | (F) | 86,782 |
| Total operating expenses | 682,982 | 70,491 | (135) | | 753,338 |
| Operating income | 88,705 | 4,612 | 135 | | 93,452 |
| Interest expense, net | (68,734) | (8,330) | (1,001) | (G) | (78,065) |
| Charge-off of deferred financing costs | - | - | - | | - |
| Early extinguishment of debt | - | - | - | | - |
| Income (loss) before equity in income from unconsolidated entities, minority interests and sale of assets | 19,971 | (3,718) | (866) | | 15,387 |
| Equity in income from unconsolidated entities | 19,511 | - | - | | 19,511 |
| Minority interests | 1,102 | - | - | | 1,102 |
| Loss on sale of other assets | - | - | - | | - |
| Gain on sale of condominiums | 18,493 | - | - | | 18,493 |
| Income (loss) from continuing operations | $ 59,077 | $ (3,718) | $ (866) | | $ 54,493 |
| Basic income from continuing operations per common unit | $ 0.48 | | | | $ 0.40 |
| Basic weighted average common units outstanding | 62,937 | | | | 62,937 |
| Diluted income from continuing operations per common unit | $ 0.47 | | | | $ 0.40 |
| Diluted weighted average common units outstanding | 63,262 | | | | 63,262 |

See accompanying notes to consolidated financial statements.

| | Historical | | Pro Forma Adjustments[B] | | FelCor LP Pro Forma Statement of Operations[H] |
| --- | --- | --- | --- | --- | --- |
| | FelCor LP | Acquired Hotels[A] | | | |
| Revenues: | | | | | |
| Hotel operating revenue | $ 990,959 | $ 84,280 | $ - | | $ 1,075,239 |
| Other revenue | 79 | 10,091 | - | | 10,170 |
| Total revenues | 991,038 | 94,371 | - | | 1,085,409 |
| Expenses: | | | | | |
| Hotel departmental expenses | 319,731 | 47,970 | - | | 367,701 |
| Other property related costs | 270,301 | 24,258 | - | | 294,559 |
| Management and franchise fees | 51,237 | 3,025 | (200) | (C) | 54,062 |
| Taxes, insurance and lease expense | 112,052 | 6,130 | 12 | (D) | 118,194 |
| Abandoned projects | 33 | - | - | | 33 |
| Corporate expenses | 23,308 | - | - | | 23,308 |
| Amortization of membership dues | - | - | 879 | (E) | 879 |
| Depreciation | 94,579 | 6,806 | 1,265 | (F) | 102,650 |
| Total operating expenses | 871,241 | 88,189 | 1,956 | | 961,386 |
| Operating income | 119,797 | 6,182 | (1,956) | | 124,023 |
| Interest expense, net | (110,867) | (8,039) | (3,932) | (G) | (122,838) |
| Charge-off of deferred financing costs | (3,562) | - | - | | (3,562) |
| Early extinguishment of debt | (12,471) | - | - | | (12,471) |
| Gain on swap termination | 1,715 | - | - | | 1,715 |
| Loss before equity in income from unconsolidated entities, minority interests and sale of assets | (5,388) | (1,857) | (5,888) | | (13,133) |
| Equity in income from unconsolidated entities | 11,537 | - | - | | 11,537 |
| Minority interests | 1,884 | - | - | | 1,884 |
| Loss on sale of other assets | (92) | - | - | | (92) |
| Gain on sale of condominiums | - | - | - | | - |
| Income (loss) from continuing operations | $ 7,941 | $ (1,857) | $ (5,888) | | $ 196 |
| Basic and diluted loss from continuing operations per common unit | $ (0.50) | | | | $ (0.63) |
| Weighted average common units outstanding | 60,734 | | | | 60,734 |

See accompanying notes to consolidated financial statements.

# FelCor Lodging Limited Partnership
## Notes for Unaudited Pro Forma Statement of Operations

A.  Represents the combined historical results of operations for WSRH Indian Wells and WSRH VSP. Reclassifications have been made to conform to our presentation with no effect to previously reported net loss.

B.  Represents certain adjustments to the historical results of operations for WSRH Indian Wells and WSRH VSP.

C.  Reduction of management fee expense related to the Acquired Hotels to reflect costs associated with oversight agreements that were in place but were not assumed in the transaction.

D.  Adjustment to the taxes, insurance and lease expense to reflect the increase in rent expense related to the fair value of the Vinoy ground lease acquired over 80 years, the remaining term of the ground lease.

E.  Adjustment to reflect the amortization of the fair value of the Vinoy club memberships acquired over their estimated remaining life of three years.

F.  Adjustment to depreciation expense for investment in hotels to reflect expected depreciation based on FelCor LP's purchase price allocations using a weighted-average depreciable life for the acquired investment in hotels of approximately 33 years.

G.  Adjustment to reflect interest on the assumed notes for the entire period presented and to eliminate historical amortization of deferred financing costs related to the Acquired Hotels.  The assumed notes have a variable interest rate based on LIBOR.  If LIBOR were to increase by 12.5 basis points, our annual interest expense would increase by approximately $222,000.  If LIBOR were to decrease by 12.5 basis points our annual interest expense would decrease by the same amount.

H.  Represents our pro forma statement of operations as adjusted to reflect the acquisition of the Esmeralda and the Vinoy.